EUGENE SCIENCE, INC.
8th Floor, LG Palace Building
165-8 Donggyo-Dong, Mapo-Gu, Seoul, Korea

March 28, 2008

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of Emerging Growth Companies
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Eugene Science, Inc.
File No. 0-50601
Responses to Securities and Exchange Commission staff comments made by letter dated March 18, 2008

Ladies and Gentlemen:

Reference is made to that certain Response Letter, dated as of October 26, 2007, issued by Eugene Science, Inc. (the “Company”) to the Securities and Exchange Commission (the “Commission”) staff. In connection therewith, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the disclosures set forth herein or require additional information, please do not hesitate to contact our legal counsel, Shivbir Grewal at (949) 725-4119 or Michael Lawhead at (949) 725-4277.

Sincerely,

EUGENE SCIENCE, INC.

/s/ Seung Kwon Noh
Seung Kwon Noh
President and Chief Executive Officer

cc:	Shivbir Grewal, Esq.
Michael Lawhead, Esq.